CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,125,000	$62.78

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 27, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,125,000 96% Principal Protected Notes Linked to the Performance of the Japanese Yen due April 1, 2010 Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing April 1, 2010[1].

•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on or about March 27, 2009 (the “Pricing Date”) and are expected to issue on or about April 1, 2009 (the “Settlement Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	The Japanese yen per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “JPY” under the caption “MID” at approximately 4 p.m., London time, on the relevant date, as determined by the Calculation Agent in good faith and using reasonable judgment (“USDJPY”).

Upside Leverage Factor:	1.00

Maximum Return:	12.66%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Final Level is greater than the Initial Level, you will receive (a) 96% of the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment per $1,000 principal amount would be calculated as follows:

$960 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

If the Final Level is less than or equal to the Initial Level, you will receive 96% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $960.

The Notes are not 100% principal protected, and you may lose 4% of your initial investment. Your principal is protected 96% only if you hold your Notes to maturity. You will lose 4% of the principal amount of your Notes if the Final Level is less than or equal to the Initial Level.

If the Reference Asset Return is positive, you may receive less than your initial investment if the Reference Asset Return is not equal to or greater than 4.0%.

Reference Asset Return:

The performance of the reference asset from the Initial Level to the Final Level, calculated as follows:

Final Level – Initial Level

Final Level

Initial Level = 98.025, USDJPY on the Pricing Date.

Final Level = USDJPY on the Final Valuation Date.

Final Valuation Date:	March 29, 2010[1]

Maturity Date:	April 1, 2010[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q3G1 and US06738Q3G13

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$1,125,000	$11,250	$1,113,750

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the Initial Level of 98.025, the Upside Leverage Factor of 1.00, and the Maximum Return of 12.66%. The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Reference Asset Return	Payment at Maturity	Total Return at Maturity
196.050	50.00%	$1,126.60	12.66%
163.375	40.00%	$1,126.60	12.66%
140.036	30.00%	$1,126.60	12.66%
130.700	25.00%	$1,126.60	12.66%
122.531	20.00%	$1,126.60	12.66%
115.324	15.00%	$1,110.00	11.00%
108.917	10.00%	$1,060.00	6.00%
103.184	5.00%	$1,010.00	1.00%
101.057	4.00%	$1,000.00	0%
99.015	1.00%	$970.00	-3.00%
98.025	0.00%	$960.00	-4.00%
97.054	-1.00%	$960.00	-4.00%
93.357	-5.00%	$960.00	-4.00%
89.114	-10.00%	$960.00	-4.00%
81.688	-20.00%	$960.00	-4.00%
78.420	-25.00%	$960.00	-4.00%
75.404	-30.00%	$960.00	-4.00%
70.018	-40.00%	$960.00	-4.00%
65.350	-50.00%	$960.00	-4.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

PS–2

Example 1: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the Initial Level of 98.025 to a Final Level of 103.184. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

103.184-98.025/103.184 = 5.00%

Because the Final Level of 103.184 is greater than the Initial Level of 98.025, the payment at maturity is calculated as follows:

$960 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$960 + [$1,000 x (5.00% x 1.00)] = $1,010.00

Therefore, the payment at maturity is $1,010.00 per $1,000 principal amount Note, representing a 1.00% return on investment over the term of the Notes. Because the return of 1.00% is less than the Maximum Return of 12.66%, the payment at maturity is not subject to the Maximum Return.

Example 2: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the Initial Level of 98.025 to a Final Level of 115.324. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

115.324-98.025/115.324 = 15.00%

Because the Final Level of 115.324 is greater than the Initial Level of 98.025, the payment at maturity is calculated as follows:

$960 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$960 + [$1,000 x (15.00% x 1.00)] = $1,110.00

Therefore, the payment at maturity is $1,110.00 per $1,000 principal amount Note, representing a 11.00% return on investment over the term of the Notes. Because the return of 11.00% is less than the Maximum Return of 12.66%, the payment at maturity is not subject to the Maximum Return.

Example 3: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the Initial Level of 98.025 to a Final Level of 130.700. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

130.700-98.025/130.700 = 25.00%

Because the Final Level of 130.700 is greater than the Initial Level of 98.025, the payment at maturity is calculated as follows:

$960 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$960 + [$1,000 x (25.00% x 1.00)] = $1,210.00

Therefore, the payment at maturity would be $1,210.00 per $1,000 principal amount Note, representing a 21.00% return on investment over the term of the Notes. Because the return of 21.00% is greater than the Maximum Return of 12.66%, the payment at maturity is the maximum payment at maturity on the Notes of $1,126.60, representing a 12.66% return on investment over the term of the Notes.

Example 4: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the Initial Level of 98.025 to a Final Level of 99.015. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

99.015-98.025/99.015 = 1.00%

Because the Final Level of 99.015 is greater than the Initial Level of 98.025, the payment at maturity is calculated as follows:

$960 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$960 + [$1,000 x (1.00% x 1.00)] = $970.00

Therefore, the payment at maturity is $970.00 per $1,000 principal amount Note, representing a -3.00% return on investment over the term of the Notes. Because the return of -3.00% is less than the Maximum Return of 12.66%, the payment at maturity is not subject to the Maximum Return.

PS–3

Example 5: The Japanese yen strengthens against the U.S. dollar, with USDJPY decreasing from the Initial Level of 98.025 to a Final Level of 97.054. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

97.054-98.025/97.054 = -1.00%

Because the Final Level is less than the Initial Level, the payment at maturity is $960.

Therefore, the payment at maturity is $960 per $1,000 principal amount Note, representing a -4.00% return on investment over the term of the Notes.

Example 6: The Japanese yen strengthens against the U.S. dollar, with USDJPY decreasing from the Initial Level of 98.025 to a Final Level of 81.688. The Reference Asset Return is calculated as follows:

Final Level – Initial Level/Final Level

81.688-98.025/81.688 = -20.00%

Because the Final Level is less than the Initial Level, the payment at maturity is $960.

Therefore, the payment at maturity is $960 per $1,000 principal amount Note, representing a -4.00% return on investment over the term of the Notes.

Selected Purchase Considerations

Preservation of Capital at Maturity—You will receive at least 96% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a United States holder and you hold your Notes as capital assets for tax purposes. This section does not apply to you if your taxable year ends on a day that is between the final valuation date and the maturity date. In addition, this section does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. The Notes should be treated as contingent short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your Notes, you agree to these terms.

Initial Purchasers. If you are an initial purchaser of the Notes, upon the maturity of your Notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes. Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes between the final valuation date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

It is unclear whether the special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) that govern dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency would apply to the Notes. As a technical matter, it appears that Section 988 would apply to your Notes, but this seems incongruous with the regime

PS–4

introduced for regular debt under the Section 1.988-6 Treasury Regulations. Although the tax treatment of your Notes is not free from doubt, the tax treatment discussed herein constitutes a reasonable treatment of your Notes for United States federal income tax purposes. It is possible, however, that the Internal Revenue Service could assert that your Notes should be subject to the special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or exchange of your Notes would be treated as ordinary income or loss to the extent that such gain or loss is attributable to changes in the USDJPY after the date of your purchase of the Notes.

Secondary Purchasers. If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your Notes at a discount from their principal amount and (i) hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your Notes over the amount you paid for your Notes, or (ii) sell or exchange them between the final valuation date and the maturity date, it would be reasonable to treat any gain that you recognize upon such sale or exchange as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes. However, as discussed above, your Notes could be subject to special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or maturity of your Notes would be treated as ordinary gain or loss to the extent that such gain or loss is attributable to changes in the USDJPY after the date of your purchase of the Notes.

Alternative Treatments. Alternatively, if your Notes were treated as long-term debt for U.S. federal income tax purposes, they would generally be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

•

Your Investment in the Notes May Result in a Loss—The Notes are only 96% principal protected. The return on the Notes at maturity is linked to the performance of USDJPY and will depend on the reference asset return. You will lose 4% of your principal invested if the reference asset return is equal to or less than zero, even if the reference asset return has not declined by as much as 4%.

•

The Notes Might Pay Less than the Principal Amount, Even if the Reference Asset Return is Positive—If the reference asset return is positive, you may receive less than your principal amount if the reference asset return is not equal to or greater than 4.0%.

•

Notes Bearish on the Japanese Yen—The reference asset return will only be positive if, on average, the value of the Japanese yen weakens relative to the U.S. dollar. If, on average, the Japanese yen appreciates in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Your Maximum Gain on the Notes Is Limited—The Notes are subject to a maximum return of 12.66%. Therefore, you will not participate in any positive increases in the level of the reference asset that would otherwise result in a payment at maturity of more than $1,126.60. You may receive a lower payment at maturity than you would have received if you had invested in the reference asset directly.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

PS–5

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of USDJPY on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of USDJPY;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of USDJPY from January 2, 2001 through March 27, 2009. USDJPY on March 27, 2009 was 98.025. We obtained the information regarding USDJPY from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of USDJPY should not be taken as an indication of future performance of USDJPY, and no assurance can be given as to USDJPY on the final valuation date. We cannot give you assurance that the performance of USDJPY will result in return of more than 96% of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

PS–6